UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

SAB Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

78397T103

(CUSIP Number)

December 7, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 78397T 103

1.	Names of Reporting Persons Christine Hamilton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,138,490 shares (1)

	8.	Shared Voting Power 3,573,555 shares (2)

	9.	Sole Dispositive Power 5,138,490 shares (1)

	10.	Shared Dispositive Power 3,573,555 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,712,045 shares (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.3% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 4,993,090 shares of Common Stock held directly by Ms. Hamilton, and (ii) 145,400 shares of Common Stock underlying stock options held by Ms. Hamilton exercisable within 60 days of the date hereof. Excludes: (i) 25,000 shares of Common Stock held by Christensen Investments, LLC, (ii) 2,909,022 shares of Common Stock held by Ms. Hamilton’s spouse, Dr. Edward Hamilton, (iii) 465,285 shares issuable to Dr. Hamilton pursuant to options exercisable within 60 days of the date hereof and (iv) 174,248 shares of Common

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Stock which Ms. Hamilton co-owns with Dr. Hamilton. Ms. Hamilton disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interests she may have therein.

(2)

Consists of (i) 25,000 shares of Common Stock held by Christensen Investments, LLC, (ii) 2,909,022 shares of Common Stock held by Dr. Hamilton, (iii) 465,285 shares issuable to Dr. Hamilton pursuant to options exercisable within 60 days of the date hereof, and (iv) 174,248 shares of Common Stock which Ms. Hamilton co-owns with Dr. Hamilton.

(3)	This percentage is calculated based on 50,394,262 shares of Common Stock, the amount of outstanding shares as of the date hereof.

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CUSIP No. 78397T 103

1.	Names of Reporting Persons Edward Hamilton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 3,374,307 shares (1)

		8.	Shared Voting Power 5,337,738 shares (2)

		9.	Sole Dispositive Power 3,374,307 shares (1)

		10.	Shared Dispositive Power 5,337,738 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,712,045 shares (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.3% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 2,909,022 shares of Common Stock held directly by Dr. Edward Hamilton, and (ii) 465,285 shares of Common Stock underlying stock options held by Dr. Hamilton exercisable within 60 days of the date hereof. Excludes: (i) 25,000 shares of Common Stock held by Christensen Investments, LLC, (ii) 4,993,090 shares of Common Stock held directly by Dr. Hamilton’s spouse, Christine Hamilton, (iii) 145,400 shares issuable to Christine Hamilton pursuant to options exercisable within 60 days from the date hereof, and (iv) 174,248 shares of Common Stock which Dr. Hamilton co-owns with Christine Hamilton. Dr. Hamilton

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disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interests he may have therein.

(2)

Consists of (i) 25,000 shares of Common Stock held by Christensen Investments, LLC, (ii) 4,993,090 shares of Common Stock held directly by Dr. Hamilton’s spouse, Christine Hamilton, (iii) 145,400 shares issuable to Christine Hamilton pursuant to options exercisable within 60 days from the date hereof, and (iv) 174,248 shares of Common Stock Dr. Hamilton co-owns with Christine Hamilton.

(3)	This percentage is calculated based on 50,394,262 shares of Common Stock, the amount of outstanding shares as of the date hereof.

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EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the previously filed amendment on Schedule 13D/A (the “Amendment No. 1”) filed jointly by Christine Hamilton and Dr. Edward Hamilton (each, a “Reporting Person” and collectively, the “Reporting Persons”) on September 8, 2022, relating to the beneficial ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of SAB Biotherapeutics, Inc., a Delaware corporation (the “Issuer”).

Except as otherwise specified in this Amendment No. 2, all items in the Schedule 13D remain unchanged. All capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D. This Amendment No. 2 reflects the subsequent acquisition of an aggregate of 82,987 shares of Common Stock jointly by Ms. Christine Hamilton and Dr. Edward Hamilton by way of participation in the Issuer's private placement of common stock.

Item 4. Purpose of Transaction

On December 6, 2022, the Issuer entered into a securities purchase agreement with Ms. Christine Hamilton and Dr. Edward Hamilton in connection with a private placement conducted by the Issuer, pursuant to which Ms. Hamilton and Dr. Hamilton purchased (i) an aggregate of 82,987 shares (the "Shares") of the Registrant's common stock, par value $0.0001 per share and (ii) warrants to purchase up to an aggregate of 82,987 shares of common stock at an exercise price of $1.08, at a combined purchase price of $1.205 per Share and accompanying warrant. The warrants are exercisable six months from the date of issuance and expire five years from the date of issuance.

Item 5.	Interest in Securities of the Issuer

(a)

See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference. The Reporting Persons’ aggregate beneficial ownership percentage is approximately 17.3% of the outstanding shares of Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned is based on 50,394,262 shares of Common Stock, the amount of outstanding shares as of the date hereof.

(b)	See responses to Items 7, 8, 9, 10 and 11 on the cover pages of this filing, which are incorporated herein by reference.

(c)	Reference is made to Item 4 above. Except as set forth herein, neither of the Reporting Persons have effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2022

By:	/s/ Christine Hamilton
Christine Hamilton

By:	/s/ Edward Hamilton
Edward Hamilton

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